[letterhead of K&L Gates]
June 15, 2011
VIA EDGAR
Laura Hatch
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

RE:	Grail Advisors ETF Trust
Dear Ms. Hatch:
     This letter responds to comments you provided orally to me on May 13, 2011 concerning the Annual Report to Shareholders of Grail Advisors ETF Trust (the “Trust”)1 for the period ended October 31, 2010 (the “2010 Shareholder Report”). For ease of reference, set forth below are each of your comments, followed by the Trust’s response to the comment.
1. In the Statement of Assets and Liabilities for the period ended October 31, 2010 there is a line item for “due from manager” showing amounts for four of the five series of the Trust that are in excess of the amounts indicated in the Statement of Operations as having been waived/reimbursed during the period ended October 31, 2010. Please explain why the amounts “due from manager” are greater than the amounts shown as waived or reimbursed.
Response: The amounts due from the manager shown in the October 31, 2010 Statement of Assets and Liabilities for the Grail American Beacon Large Cap Value ETF, the RP Growth ETF and the RP Focused Large Cap Growth ETF, which are the three series of the Trust commencing investment operations in 2009, represent amounts waived or to be reimbursed by the manager during the 2010 fiscal year, as indicated in the Statement of Operations for the period ended October 31, 2010, as well as amounts waived or to be reimbursed during the 2009 fiscal year. Accordingly, the amounts due from the manager, as of October 31, 2010, exceeded the amounts waived or to be reimbursed during the 2010 fiscal year.
The Grail McDonnell Intermediate Municipal Bond ETF and the Grail McDonnell Core Taxable Bond ETF commenced investment operations during the 2010 fiscal year and the amounts due from the manager, at October 31, 2010, should have equaled the amounts waived or to be reimbursed during the 2010 fiscal year. In the case of the Grail McDonnell Core Taxable Bond ETF, the amounts due were $90 higher than the amounts waived or to be reimbursed due to a year-end adjustment that was not properly recorded to the waiver and the receivable at the same time. Because the difference (i.e., $90) was deemed not to be material to the fair presentation of the financial statements, it was not corrected prior to the mailing of the 2010 Shareholder Report.

[1]	Grail Advisors ETF Trust was renamed Columbia ETF Trust on May 20, 2011, and its series have also been renamed.

Laura Hatch
June 15, 2011

All amounts due from the manager as of October 31, 2010 were fully paid on December 30, 2010. Moreover, all amounts due from the manager to each of the series through December 28, 2010 were fully paid on December 30, 2010. In addition, all amounts due from the manager as of May 20, 2011 have been paid to each series of the Trust.
2. Have the amounts indicated in the Statement of Assets and Liabilities for the period ended October 31, 2010 as due from the manager been paid to the series of the Trust?
Response: Yes. The amounts noted in the 2010 Shareholder Report as due from the manager have been paid to each series of the Trust. In addition, all amounts due from the manager as of May 20, 2011 have been paid to each series of the Trust.
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If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053.
Very truly yours,
/s/ Kurt J. Decko
Kurt J. Decko

cc:	Paul B. Goucher Ameriprise Financial, Inc. Stacy L. Fuller K&L Gates LLP